Exhibit 99.3
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold Resources” or the “Company”)
COLLINS STEWART APPOINTED JOINT CORPORATE BROKER TO RANDGOLD RESOURCES
London, 9 November 2010 — Randgold Resources Limited is pleased to announce that it has appointed Collins Stewart Europe Limited to act as joint corporate broker alongside Bank of America Merrill Lynch, with immediate effect. HSBC Bank, which has advised Randgold Resources since before its listing on the London Stock Exchange in 1997, remains the Company’s financial advisor.
ENQUIRIES:
Graham Shuttleworth,
Financial Director, Randgold Resources
+44 1534 735 333 or +44 779 771 1338
Mark Dickenson,
Head of Corporate Broking, Collins Stewart
+44 207 523 8350
Investor and Media Relations - For further information contact Kathy du Plessis on telephone +44 20 7557 7738, e-mail: randgoldresources@dpapr.com
Website: www.randgoldresources.com